A2Z Smart Technologies Announces Escrow Closing Of Units, reaching a total of CAD$9.2 million

TEL AVIV, ISRAEL. May 14, 2021 - A2Z Smart Technologies Corp. **("A2Z"** or the **"Company") (TSXV:AZ) (OTCQB: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, today announced that it has, in connection with a private placement financing previously announced on May 11, 2021(the "**Financing**") conditionally approved by the TSX Venture Exchange ("**TSXV**"), closed CAD$7.4 million (the "**Second Tranche Gross Proceeds**") into escrow. The Second Tranche Gross Proceeds are in addition to the CAD$1.8 million closed and previously disclosed in our press release dated April 9, 2021.

The Second Tranche Gross Proceeds represent subscriptions for 2,713,042 units (the "**Units**") at a price of CAD$2.72 per Unit. Each Unit is composed of one common share of the Company and one common share purchase warrant (the "**Warrant**"). Each whole Warrant entitles the holder thereof to acquire one additional common share of the Company (each a "**Warrant Share**"), upon payment to the Company of CAD$3.68 per Warrant Share for a period of 24 months following receipt of final TSXV approval.

A finder's fee of up to 7% of the Second Tranche Gross Proceeds may be paid by the Company in connection with the Financing

Closing of the Financing, including release of the Second Tranche Gross Proceeds from escrow, are subject to the final approval of the TSXV.

BenTsur Joseph CEO stated "We are honored that such prestigious US based investors have decided to invest in our Company. We welcome them on board as fellow shareholders." Mr. Joseph concluded by saying "I am reiterating management's commitment to continue to work vigorously to execute our business plan and to create value for our shareholders."

For additional information, please visit: https://a2zas.com

Twitter: @a2z_advanced
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On Behalf of the Company,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.